Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Inco Limited

Commission File Number: 333-134390

Date: August 1, 2006

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D O N L I N D S A Y President & CEO

Management Team DON LINDSAY President & CEO PETER ROZEE Senior VP, Commercial Affairs RON VANCE Senior VP, Corporate Development DOUG HORSWILL Senior VP, Environment & Corporate Affairs GARY JONES VP Business Development RON MILOS Senior VP Finance & CFO

Forward Looking Information This presentation contains certain forward-looking statements and information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, the size and quality of the company’s development projects, mineral reserves and mineral resources, including after its proposed acquisition of Inco, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, including following its proposed acquisition of Inco, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco’s Class B subordinate voting shares on the NYSE, expected synergies and cost savings, from the proposed acquisition of Inco, including the timing thereof and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco’s and Inco’s development projects and other operations, the availability of financing for Teck Cominco’s and Inco’s development projects on reasonable terms, Teck Cominco’s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco’s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Forward Looking Information Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco/Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco’s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”). Certain of these risks are described in more detail in the annual information form of the company and in public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice This presentation may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange Commission (SEC) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O. Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com. www.teckcominco.com www.teckcomincooffer.com

Teck Cominco Uphold Core Values Continue Track Record of Shareholder Value Creation INTEGRITY TEAMWORK DISCIPLINE INNOVATION

Long Term Commitment to Financial Discipline TEK Share Price Increase over Period: PD Share Price Increase over Period: 8173% 694% FAL Share Price Increase over Period: 255% N Share Price Increase over Period: 110% Based on year-end closing prices 1975 to 2005 10% 100% 1000% 10000% 1975 1980 1985 1990 1995 2000 2005 Relative Change in Share Price (%) Teck Cominco 15.9% Compound Growth TEK N FAL PD

Inco Offer Long-term Plan for Diversification Attractive nickel market fundamentals Inco opportunity arose after process underway Focused on creating shareholder value Part of Established Strategy

Inco Offers Teck Cominco initial bid May 8th, 2006 $78.50 per share $C28 in cash with balance in “B” shares Phelps Dodge offer June 26th Revised July 16th $80+ implied value of each offer Confidence in continued strong metal prices for near term provides opportunity for Teck Cominco to restructure our offer History

Terms of the Transaction Offer Price: C$82.50 in cash or 1.1293 Teck Cominco Class B shares + C$0.05 cash per Inco share Maximum of C$9.1 B in cash Maximum of 132.3 M shares Assuming full pro ration, C$40 cash and 0.5821 Teck Cominco Class B shares per Inco share Minimum 2/3 tender Teck Cominco lists on NYSE Condition: Listing:

Superior Offer C$40.00 cash + 0.5821 shares C$20.25 cash + 0.672 shares Comparison with Phelps Dodge Bid Short-term & Long-Term Value Fewer Shares Preserves Shareholder Value

Superior Offer Closing August 16th No date announced, possibly October or later Comparison with Phelps Dodge Bid Timing

Superior Offer All approvals received Still requires: - Inco shareholder approval-Sept? - Inv. Canada approval-Oct.? - Shareholder approval-?? Comparison with Phelps Dodge Bid Certainty

Superior Offer Nickel Zinc Coal Copper Gold Molybdenum Oil Sands Diversification Strategy Ensures Broadest Range of Opportunities Sustainable Market Leading Positions

Superior Offer Broader range of commodity exposure and opportunities Less correlation between pricing of products More stable results Less risk of company-wide price weakness Enhanced trading multiples Historically highly correlated metals Higher risk Volatility in earnings & cash flow Lower trading multiples Benefits of Diversification

Teck Cominco = Value OPERATING ASSETS GROWTH ASSETS FINANCIAL ASSETS Zinc, Copper & Coal Mines, Refinery & Specialty Metals Cash, Marketable Securities & Gold Portfolio Relationships with 55 junior exploration companies Three Groups of Assets Oil Sands Interests

Teck Cominco = Value Zinc ($/lb) Nickel (US$/lb) Copper ($/lb) Gold ($/oz) Coal ($/tonne) CAD / USD $0.96 7.01 2.29 527 120 1.16 $1.50 12.05 3.46 635 107* 1.13 LTM to Q2 ’06 average July ’06 average 1H ’06 average $1.26 7.87 2.76 591 119 1.14 * 2006 Coal year average price Net Earnings $2 Billion Extraordinary Earnings Power

Teck Cominco = Value 2006: Estimated Earnings Sensitivities* * After tax, currency sensitivity will depend on underlying commodity prices C$ M Zinc Copper Gold Coal C$ / $US (US 1¢ / lb) (US 1¢ / lb) (US $10 / oz) (US $1 / mt) ($C 1¢) 10 4 3 7 24 Change

Seasonality in Earnings RED DOG – Alaska U.S.

Teck Cominco = Value June 30, 2006 December 31, 2005 $3.6 Billion BV $400 Million MV $847 Million CASH & S/T INVESTMENTS MARKETABLE SECURITIES > $20 PER SHARE TOTAL (Before adding value of gold) Financial Assets

Teck Cominco = Value POGO ~240 koz/yr production HEMLO MORELOS LOBO/MARTE AGI DAGI/KIRAZLI 3.2 M oz resource ~160 to 200 koz/yr production ~ 3 M oz resource ~ 1 M oz resource TOTAL RESOURCES: ~8 M oz Growing Gold Business

Teck Cominco = Value Meridian Poly-metallic Agnico-Eagle Bema Centerra Eldorado Russia Single Mine Kyrgyzstan Turkey Market Cap $US B Average Teck Cominco Americas 261 285 336 783 342 401 440 19 24 9 13 11 15 8 4.5 2.9 2.7 1.8 1.6 2.7 ??? 07 Production k oz Resources M oz Comment Growing Gold Business-Comparable Market Caps Source: Company reports, Bloomberg and BMO Capital Markets Research

Teck Cominco = Value 2006 2008 2007 2009 2010 2011 2012 2013 2014 2015 Lennard Shelf Sa Dena Hes San Nicolas Kudz Ze Kayah Red Dog Expansion HVC Extension San Nicolas Petaquilla Morelos Lobo Marte Pogo Expansion EVCC Expansion to 30 MT Quintette 5 Mt Restart Fort Hills Oil Sands Zinc Copper/Moly Gold Coal Committed Development Potential Development Lease 311 Lease 14 HVC Extension (CESL) Agi Dagi/ Kirazli Nickel Pomalaa Goro 1-D Lower Bahodopi Totten Goro Expansion Diversified Growth Pipeline

Teck Cominco = Value Minco Mining and Metals Corporation Gold opportunities in China PROJECT RMG Services White Knight Resources Inc. Stratex International Plc Fronteer Development Group Inc. International Nickel Ventures Corp. Mansfield Minerals Inc. Carrapateena copper project in Australia Gold in Nevada Base metals & gold in Europe and Africa Gold in Turkey, uranium in Canada Base and precious metals in S. America Representative Junior Exploration Projects 1. 2. 3. 4. 5. 6. 7. Santa Fe Nickel project in Brazil Total of 55 Exploration Partnerships

Teck Cominco = Value 2.74% YIELD COMPANY Inco Falconbridge Phelps Dodge Rio Tinto BHP Billiton Anglo American 0.65% 0.98% 0.77% 1.67% 1.66% 2.14% C$2.00 US$0.50 C$0.48 US$0.80 £0.467 US$0.32 US$0.90 PAYOUT/SHARE Regular Declared Dividends (excludes special/repos) Yields based on closing prices July 28, 2006 Dividend Yield Comparables Source: Bloomberg

Perspective on Inco Valuation

Comparable Trading Analysis - 2007 Metrics Takeover Premium Exaggerates Multiples 7.1x 6.1x 5.8x 5.8x 5.6x 5.2x 3.9x 2.8x 0.0 2.0 4.0 6.0 8.0 Inco BHPB Anglo CVRD Rio Tinto Xstrata Teck Cominco Phelps Dodge EV / EBITDA 8.7x 7.5x 7.3x 7.0x 7.0x 5.9x 5.9x 4.4x 0.0 2.0 4.0 6.0 8.0 10.0 Inco BHPB Rio Tinto Anglo Xstrata CVRD Teck Cominco Phelps Dodge P / CFPS Source: Company reports, IBES and Bloomberg

Source: Bloomberg *Equity weighted performance of Eramet, FNX, Jubilee Mines, LionOre, Minara Resources, Norilsk, and Skye Resources Peer Performance vs. Takeover Premium (40%) (30%) (20%) (10%) 0% 10% 20% 30% 40% 05-May-06 19-May-06 02-Jun-06 16-Jun-06 30-Jun-06 14-Jul-06 28-Jul-06 "Big 3" Average Inco Nickel Index* May 5, 2006 to July 28, 2006 +32% -3% -12%

Source: Company disclosure. 1. Excludes the CVRD/Canico transaction because Canico did not generate meaningful earnings or cash flow. Our Offer for Inco is Full and Fair (LTM Multiple) Teck’s offer for Inco compares very favorably to recent precedent transactions based on the multiple of trailing EBITDA, cash flow and earnings(1) paid EV/EBITDA P/CF P/E 12.4x 11.0x 17.4x 7.5x 6.8x 12.0x 6.6x 5.5x 10.3x 7.3x 8.6x 12.4x BHP/WMC Noranda/Falconbridge Teck Cominco/Inco Xstrata/Falconbridge 12.4x 7.5x 6.6x 11.0x 6.8x 5.5x 14.9x 9.1x 8.1x 21.5x 14.1x 11.4x 0.0x 5.0x 10.0x 15.0x 20.0x 25.0x EV/EBITDA P/CF P/E 12.4x 7.5x 6.6x 11.0x 6.8x 5.5x 14.9x 9.1x 8.1x 21.5x 14.1x 11.4x 0.0x 5.0x 10.0x 15.0x 20.0x 25.0x EV/EBITDA P/CF P/E

Superior Offer Closes August 16th 62% tender required Requires: Inco shareholder approval-Sept? PD shareholder approval-? Inv. Canada approval-Oct.?

Teck Cominco Highlights Diversified Asset Base Extensive Growth Pipeline Positive Track Record Superior Offer Solid Balance Sheet This Offer is Here It’s Real It’s Now and

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This Offer is Here It’s Real It’s Now and